Cornell Corrections, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2004		2003		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net earnings (loss)	$(897)	$(897)	$1,442	$1,442	$(1,288)	$(1,288)	$5,661	$5,661

Shares used in computing net earnings per share:

Weighted average common shares and common share equivalents	14,744	14,744	14,538	14,538	14,688	14,688	14,374	14,374

Less treasury shares	(1,545)	(1,545)	(1,494)	(1,494)	(1,545)	(1,545)	(1,480)	(1,480)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	—	—	498	—	—	—	324
	13,199	13,199	13,044	13,542	13,143	13,143	12,894	13,218

Net earnings (loss) per share	$(0.07)	$(0.07)	$0.11	$0.11	$(0.10)	$(0.10)	$0.44	$0.43